UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
 ___________________________________________________________
FORM 6-K
  ___________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the quarterly period ended March 31, 2020
Commission file number 1-33867
  ___________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
  ___________________________________________________________
Suite 2000, 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
  ___________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes  ☐            No   ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes  ☐            No   ☒

TEEKAY TANKERS LTD.
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED MARCH 31, 2020

PART I – FINANCIAL INFORMATION
ITEM 1 — FINANCIAL STATEMENTS
TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (note 1)
(in thousands of U.S. Dollars, except share and per share amounts)

	Three Months Ended March 31,
	2020	2019
	$	$

Voyage charter revenues (note 3)	317,478	222,077
Time-charter revenues (note 3)	15,567	3,410
Other revenues (notes 3 and 4)	8,855	12,674
Total revenues	341,900	238,161

Voyage expenses	(119,241)	(102,999)
Vessel operating expenses (note 13b)	(50,649)	(54,587)
Time-charter hire expenses	(9,879)	(9,448)
Depreciation and amortization	(29,632)	(29,865)
General and administrative expenses (note 13b)	(9,286)	(9,165)
Loss and write-down on sale of vessels (note 15)	(3,087)	—
Income from operations	120,126	32,097

Interest expense	(15,135)	(16,942)
Interest income	256	365
Realized and unrealized loss on derivative instruments (note 8)	(827)	(847)
Equity income	1,940	753
Other income (expense) (note 9)	1,143	(365)
Net income before income tax	107,503	15,061
Income tax expense (note 10)	(664)	(2,614)
Net income	106,839	12,447

Per common share amounts (note 14)
- Basic earnings per share	$3.17	$0.37
- Diluted earnings per share	$3.15	$0.37

Weighted-average number of Class A and Class B common stock outstanding (note 14)
- Basic	33,669,967	33,584,778
- Diluted	33,946,292	33,609,540

Related party transactions (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. Dollars)

	As at	As at
	March 31, 2020	December 31, 2019
	$	$
ASSETS
Current
Cash and cash equivalents	203,325	88,824
Restricted cash – current (note 16)	3,318	3,071
Accounts receivable	108,326	95,648
Assets held for sale (note 15)	50,818	65,458
Due from affiliates (note 13c)	463	697
Current portion of derivative assets (note 8)	—	577
Bunker and lube oil inventory	50,430	49,790
Prepaid expenses	11,841	10,288
Accrued revenue	66,664	106,872
Total current assets	495,185	421,225
Restricted cash – long-term (note 16)	3,437	3,437
Vessels and equipment
At cost, less accumulated depreciation of $535.3 million (2019 - $537.1 million) (note 6)	1,157,003	1,223,085
Vessels related to finance leases, at cost, less accumulated depreciation of $151.1 million (2019 - $143.7 million) (note 7)	519,210	527,081
Operating lease right-of-use assets (note 7)	15,511	19,560
Total vessels and equipment	1,691,724	1,769,726
Investment in and advances to equity-accounted joint venture	28,051	28,112
Derivative assets (note 8)	—	82
Other non-current assets	1,667	1,923
Intangible assets at cost, less accumulated amortization of $13.2 million (2019 - $13.1 million)	2,401	2,545
Goodwill	2,426	2,426
Total assets	2,224,891	2,229,476
LIABILITIES AND EQUITY
Current
Accounts payable	63,278	70,978
Accrued liabilities (note 13c)	43,542	59,735
Short-term debt (note 5)	55,000	50,000
Due to affiliates (note 13c)	4,677	2,139
Liabilities associated with assets held for sale (note 15)	2,535	2,980
Current portion of derivative liabilities (note 8)	234	86
Current portion of long-term debt (note 6)	29,910	43,573
Current obligations related to finance leases (note 7)	25,775	25,357
Current portion of operating lease liabilities (note 7)	14,049	16,290
Other current liabilities	5,923	8,567
Total current liabilities	244,923	279,705
Long-term debt (note 6)	446,766	516,106
Long-term obligations related to finance leases (note 7)	382,905	389,431
Long-term operating lease liabilities (note 7)	1,462	3,270
Other long-term liabilities (note 10)	51,114	51,044
Derivative liabilities (note 8)	494	—
Total liabilities	1,127,664	1,239,556
Commitments and contingencies (notes 5, 6, 7, and 8)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 29.1 million Class A and 4.6 million Class B shares issued and outstanding as of March 31, 2020 and 585.0 million shares authorized, 29.0 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2019) (note 12)	1,298,023	1,297,555
Accumulated deficit	(200,796)	(307,635)
Total equity	1,097,227	989,920
Total liabilities and equity	2,224,891	2,229,476
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. Dollars)

	Three Months Ended March 31,
	2020	2019
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	106,839	12,447
Non-cash items:
Depreciation and amortization	29,632	29,865
Loss and write-down on sale of vessels (note 15)	3,087	—
Unrealized loss on derivative instruments (note 8)	1,301	1,788
Equity income	(1,940)	(753)
Income tax expense (note 10)	1,439	2,569
Other	744	4,473
Change in operating assets and liabilities	(1,308)	6,265
Expenditures for dry docking	(1,109)	(10,433)
Net operating cash flow	138,685	46,221

FINANCING ACTIVITIES
Proceeds from short-term debt (note 5)	135,000	30,000
Proceeds from long-term debt, net of issuance costs (note 6)	479,091	434
Scheduled repayments of long-term debt (note 6)	(5,728)	(25,400)
Prepayments of long-term debt (note 6)	(557,368)	(20,000)
Prepayments of short-term debt (note 5)	(130,000)	(5,000)
Scheduled repayments of obligations related to finance leases (note 7)	(6,108)	(5,537)
Net financing cash flow	(85,113)	(25,503)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 15)	60,915	—
Expenditures for vessels and equipment	(842)	(656)
Loan repayments from equity-accounted joint venture	2,000	—
Net investing cash flow	62,073	(656)

Increase in cash, cash equivalents and restricted cash	115,645	20,062
Cash, cash equivalents and restricted cash, beginning of the period	96,790	60,507
Cash, cash equivalents and restricted cash, end of the period	212,435	80,569
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (note 1)
(in thousands of U.S. Dollars, except share amounts)

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2019	33,655	1,209,023	88,532	(307,635)	989,920
Net income	—	—	—	106,839	106,839
Equity-based compensation (note 12)	57	468	—	—	468
Balance as at March 31, 2020	33,712	1,209,491	88,532	(200,796)	1,097,227

	Common Stock and Additional Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2018	33,570	1,207,397	88,532	(348,996)	946,933
Net income	—	—	—	12,447	12,447
Equity-based compensation (note 12)	54	668	—	—	668
Balance as at March 31, 2019	33,624	1,208,065	88,532	(336,549)	960,048
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

1.	Basis of Presentation

The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity-accounted joint venture and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company). The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2019, filed on Form 20-F with the U.S. Securities and Exchange Commission (or the SEC) on April 15, 2020. In the opinion of management, these unaudited consolidated financial statements reflect all adjustments, consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s unaudited consolidated financial position, results of operations, and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, though could materially affect the Company's business, results of operations and financial condition in the future. At this time, the Company has not yet experienced any material negative impacts to its business, results of operations, or financial position as a result of COVID-19.

Voyage Charter Revenues and Expenses

Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast prior periods to reflect this presentation. This had the impact of increasing both voyage charter revenues and voyage expenses by $5.7 million for the three months ended March 31, 2019.

Reverse Stock Split

The per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.

2.	Recent Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted this update on January 1, 2020. The adoption of ASU 2016-13 did not have a material impact on the Company's unaudited consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the effect of adopting this new guidance.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

3.	Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time-charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as commercial management services to third-party owners of vessels. Finally, the Company manages liquefied natural gas (or LNG) terminals and procures LNG-related goods for terminal owners and other customers. For descriptions of these types of contracts, see Item 18 - Financial Statements: Note 3 in the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019. In January 2020, the Company entered into an agreement to sell the non-US portion of the Company’s ship-to-ship support services business, as well as its LNG terminal management business, which sale closed on April 30, 2020 (see note 18).

The following table contains a breakdown of the Company's revenue by contract type for the three months ended March 31, 2020 and March 31, 2019. All revenue is part of the Company's tanker segment, except for revenue for ship-to-ship support services and LNG terminal management, consultancy, procurement and other related services, which are part of the Company's ship-to-ship transfer segment. The Company’s lease income consists of the revenue from its voyage charters and time-charters.

	Three Months Ended March 31,
	2020	2019
	$	$
Voyage charter revenues
Suezmax	157,720	102,008
Aframax	72,464	66,247
LR2	48,786	35,627
Full service lightering	38,508	18,195
Total	317,478	222,077

Time-charter revenues
Suezmax	15,567	1,573
Aframax	—	1,837
LR2	—	—
Total	15,567	3,410

Other revenues
Ship-to-ship support services	6,719	4,939
Commercial management	2,353	2,236
LNG terminal management, consultancy, procurement and other	(217)	5,499
Total	8,855	12,674

Total revenues	341,900	238,161

Charters-out
As at March 31, 2020, five (December 31, 2019 - five) of the Company’s vessels operated under a fixed-rate time charter contract, all of which are scheduled to expire in 2020. As at March 31, 2020, the minimum scheduled future revenues to be received by the Company under these time charters were approximately $24.4 million (December 31, 2019 - $40.0 million).
Contract Liabilities
As at March 31, 2020, the Company had $4.9 million (December 31, 2019 - $7.5 million) advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in the following periods which are included in other current liabilities on the Company's unaudited consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

4.	Segment Reporting
The Company has two reportable segments, its tanker segment and its ship-to-ship transfer segment. The Company’s tanker segment consists of the operation of all of its tankers, including the operations from Teekay Tanker Operations Ltd. (or TTOL) and Tanker Investments Ltd. (or TIL), which were acquired in 2017 and those tankers employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s tanker segment as part of full service lightering operations and until their sale on April 30, 2020, LNG terminal management, consultancy, procurement and other related services. Segment results are evaluated based on income (loss) from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s unaudited consolidated financial statements.

The following tables include results for the Company’s revenues and income (loss) from operations by segment for the three months ended March 31, 2020 and March 31, 2019.

Three Months Ended March 31, 2020
	Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)	334,403	10,694	(3,197)	341,900
Voyage expenses	(122,438)	—	3,197	(119,241)
Vessel operating expenses	(43,663)	(6,986)	—	(50,649)
Time-charter hire expenses	(8,319)	(1,560)	—	(9,879)
Depreciation and amortization	(29,150)	(482)	—	(29,632)
General and administrative expenses (3)	(8,369)	(917)	—	(9,286)
Loss and write-down on sale of vessels	(3,053)	(34)	—	(3,087)
Income from operations	119,411	715	—	120,126

Equity income	1,940	—	—	1,940

Three Months Ended March 31, 2019
	Tanker Segment	Ship-to-Ship Transfer Segment	Inter-segment Adjustment (1)	Total
	$	$	$	$
Revenues (2)	227,723	13,307	(2,869)	238,161
Voyage expenses	(105,868)	—	2,869	(102,999)
Vessel operating expenses	(44,347)	(10,240)	—	(54,587)
Time-charter hire expenses	(7,970)	(1,478)	—	(9,448)
Depreciation and amortization	(29,026)	(839)	—	(29,865)
General and administrative expenses (3)	(8,346)	(819)	—	(9,165)
Income (loss) from operations	32,166	(69)	—	32,097

Equity income	753	—	—	753

(1)
The ship-to-ship transfer segment provides lightering support services to the tanker segment for full service lightering operations and the pricing for such services was based on actual costs incurred.

(2)	Revenues, net of the inter-segment adjustment, earned from the ship-to-ship transfer segment are reflected in Other Revenues in the Company's consolidated unaudited statements of income.

(3)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

A reconciliation of total segment assets to total assets presented in the accompanying unaudited consolidated balance sheets is as follows:

	As at	As at
	March 31, 2020	December 31, 2019
	$	$
Tanker	1,986,661	2,106,943
Ship-to-Ship Transfer	34,905	33,709
Cash and cash equivalents	203,325	88,824
Consolidated total assets	2,224,891	2,229,476

5. Short-Term Debt

In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of the Company, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The aggregate borrowings were subsequently increased to $80.0 million, effective December 2019, with the next maturity date in May 2020. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the revenue sharing agreements (or RSAs). The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA participants in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at March 31, 2020, $55.0 million (December 31, 2019 - $50.0 million) was owing under this facility, and the average interest rate on the facility was 3.6% (December 31, 2019 - 5.0%). As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of this facility.

6.	Long-Term Debt

	As at	As at
	March 31, 2020	December 31, 2019
	$	$
Revolving Credit Facility due through 2024	395,000	341,132
Term Loan due through 2021	89,765	221,729
Total principal	484,765	562,861
Less: unamortized discount and debt issuance costs	(8,089)	(3,182)
Total debt	476,676	559,679
Less: current portion	(29,910)	(43,573)
Non-current portion of long-term debt	446,766	516,106

As at March 31, 2020, the Company had one revolving credit facility (or the 2020 Revolver) (December 31, 2019 - two revolving facilities), which, as at such date, provided for aggregate borrowings of up to $532.8 million, of which $137.8 million was undrawn (December 31, 2019 - $371.5 million, of which $30.4 million was undrawn). Interest payments are based on LIBOR plus a margin. As at March 31, 2020, such margin was 2.40% (December 31, 2019 - ranged from 2.00% to 2.75%). The total amount available under the 2020 Revolver decreases by $94.4 million (remainder of 2020), $91.4 million (2021), $80.4 million (2022), $65.3 million (2023) and $201.3 million (2024). As at March 31, 2020, the Company also had one term loan outstanding (December 31, 2019: three), which totaled $89.8 million (December 31, 2019 - $221.7 million). Interest payments on the term loan are based on a combination of a fixed rate of 5.4% (December 31, 2019 - 5.4%) and a variable rate based on LIBOR plus a margin. As at March 31, 2020, the margin was 0.5% (December 31, 2019 - ranged from 0.3% to 2.0%). The term loan repayments are made in semi-annual payments. The term loan also has a balloon or bullet repayment due at maturity in 2021. The 2020 Revolver and term loan are further described below.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

In January 2020, the Company entered into the 2020 Revolver, which is scheduled to mature in December 2024, and which had an outstanding balance of $395.0 million as at March 31, 2020. The 2020 Revolver was used to repay a portion of the $455.3 million previously outstanding under two previous revolving credit facilities of the Company, which were scheduled to mature between 2021 and 2022, and under two term loan facilities, which were scheduled to mature between 2020 and 2021. The 2020 Revolver is collateralized by 31 of the Company's vessels, together with other related security. The total net book value of these 31 vessels as at March 31, 2020 was $1,037.6 million. The 2020 Revolver requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As of March 31, 2020, the hull coverage ratio was 225%. The vessel values used in this ratio are appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases.

The Company’s term loan, with a total outstanding balance of $89.8 million as at March 31, 2020 (December 31, 2019 - $221.7 million), which is scheduled to mature in 2021, is guaranteed by Teekay Corporation (or Teekay) and collateralized by four of the Company’s vessels, together with other related security. The term loan requires Teekay and the Company collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt and obligations related to finance leases (excluding the debt of Teekay LNG Partners L.P. (or TGP) and its subsidiaries).

As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of the 2020 Revolver. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the term loan to which the Company is a party.
The weighted-average interest rate on the Company’s long-term debt as at March 31, 2020 was 4.0% (December 31, 2019 - 3.7%). This rate does not reflect the effect of the Company’s interest rate swap agreement (note 8).
The aggregate annual long-term principal repayments required to be made by the Company under the 2020 Revolver and the term loan subsequent to March 31, 2020 are $9.3 million (remainder of 2020), $128.5 million (2021), $80.4 million (2022) $65.3 million (2023) and $201.3 million (2024).

7.	Operating Leases and Obligations Related to Finance Leases
Operating Leases
The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
As at March 31, 2020, minimum commitments to be incurred by the Company under short-term time charter-in contracts were approximately $3.9 million (remainder of 2020) and $0.6 million (2021). As at December 31, 2019, minimum commitments to be incurred by the Company under short-term time charter-in contracts were approximately $4.3 million (2020).
Obligations Related to Finance Leases

	As at	As at
	March 31, 2020	December 31, 2019
	$	$
Total obligations related to finance leases	408,680	414,788
Less: current portion	(25,775)	(25,357)
Long-term obligations related to finance leases	382,905	389,431
From 2017 to 2019, the Company completed sale-leaseback financing transactions with financial institutions relating to 16 of the Company's vessels. Under these arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from 9 to 12-year terms. The Company is obligated to purchase eight of the vessels upon maturity of their respective bareboat charters. The Company also has the option to purchase each of the 16 vessels at various times starting between July 2020 and November 2021 until the end of their respective lease terms.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

The bareboat charters related to these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash - long-term on the Company's unaudited consolidated balance sheets).
Four of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at March 31, 2020, this ratio was approximately 127% (December 31, 2019 - 122%).
Six of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 78% of the total outstanding principal balance during the first two years of the lease period, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at March 31, 2020, this ratio was approximately 115% (December 31, 2019 - 115%).
Four of the bareboat charters also require the Company to maintain, for each vessel, a minimum hull overage ratio of 100% of the total outstanding principal balance. As at March 31, 2020, this ratio was approximately 161% (December 31, 2019 - 158%).
The remaining two bareboat charters also require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at March 31, 2020, this ratio was approximately 111% (December 31, 2019 - 109%).
Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As of the date these unaudited consolidated financial statements were issued, the Company was in compliance with all covenants in respect of its obligations related to finance leases.
The weighted-average interest rate on the Company’s obligations related to finance leases as at March 31, 2020 was 7.6% (December 31, 2019 - 7.6%).
As at March 31, 2020, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $587.7 million (December 31, 2019 - $601.7 million), including imputed interest of $179.0 million (December 31, 2019 - $186.9 million), repayable from 2019 through 2030, as indicated below:

	Commitments
Year	March 31, 2020	December 31, 2019
2020	42,364	56,364
2021	56,202	56,202
2022	56,193	56,193
2023	56,184	56,184
2024	56,328	56,328
Thereafter	320,388	320,388

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

8.	Derivative Instruments
Interest rate swap agreement

The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

In January 2020, the Company completed a re-financing of current long-term debt facilities (note 6). As a result of this the Company extinguished all of its then existing interest rate swaps and entered into a new interest rate swap which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at March 31, 2020;

	Interest Rate	Notional Amount	Fair Value /Carrying Amount of Liability	Remaining Term	Fixed Interest Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	(554)	4.8	0.76

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of March 31, 2020, ranged from 0.50% to 3.50%.
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A– or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
Forward freight agreements
The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's unaudited consolidated statements of income.
The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s unaudited consolidated balance sheets.

	Current portion of derivative assets	Derivative assets	Accounts receivable (Accrued liabilities)	Current portion of derivative liabilities	Derivative liabilities
	$	$	$	$
As at March 31, 2020
Interest rate swap agreements	—	—	—	(60)	(494)
Forward freight agreements	—	—	—	(174)	—
	—	—	—	(234)	(494)

As at December 31, 2019
Interest rate swap agreements	577	82	230	—	—
Forward freight agreements	—	—	—	(86)	—
	577	82	230	(86)	—

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

Realized and unrealized gains (losses) relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s unaudited consolidated statements of income as follows:

	Three Months Ended			Three Months Ended
	March 31, 2020			March 31, 2019
	Realized gains (losses)	Unrealized (losses)	Total	Realized gains (losses)	Unrealized (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	523	(1,214)	(691)	954	(1,771)	(817)
Forward freight agreements	(49)	(87)	(136)	(13)	(17)	(30)
	474	(1,301)	(827)	941	(1,788)	(847)

9.	Other Income (Expense)
The components of other income are as follows:

	Three Months Ended March 31,
	2020	2019
	$	$
Foreign exchange gain (loss)	1,135	(412)
Other income	8	47
Total	1,143	(365)

10.	Income Tax Expenses

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's unaudited consolidated balance sheets:

	Three Months Ended 31 March
	2020 $	2019 $
Balance of unrecognized tax benefits as at January 1	49,579	32,059
Increases for positions related to the current year	422	1,072
Changes for positions taken in prior years	(82)	1,786
Decreases related to statute of limitations	—	—
Balance of unrecognized tax benefits as at March 31	49,919	34,917
The Company also recognized a $0.3 million tax accrual, which is recoverable from one of its customers as at March 31, 2020. This amount is recorded in the Company's unaudited consolidated balance sheet in accrued liabilities and accounts receivable.
Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

11.	Financial Instruments
Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 - Financial Statements: Note 14 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2019.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at the fair value on a recurring basis.

		March 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $	Carrying Amount Asset / (Liability) $	Fair Value Asset / (Liability) $
Recurring:
Cash, cash equivalents and restricted cash	Level 1	210,080	210,080	95,332	95,332
Derivative instruments (note 8)
Interest rate swap agreements (1)	Level 2	(554)	(554)	659	659
Forward freight agreements (1)	Level 2	(174)	(174)	(86)	(86)

Other:
Short-term debt (note 5)	Level 2	(55,000)	(55,016)	(50,000)	(50,000)
Advances to equity-accounted for joint venture	(2)	7,930	(2)	9,930	(2)
Long-term debt, including current portion (note 6)	Level 2	(476,676)	(464,786)	(559,679)	(558,657)
Obligations related to finance leases, including current portion (note 7)	Level 2	(408,680)	(439,278)	(414,788)	(442,648)
Assets held for sale (note 15)	Level 2	22,400	22,400	37,240	37,240

(1)
The fair value of the Company’s interest rate swap agreements and FFAs at March 31, 2020 and December 31, 2019 exclude accrued interest income and expenses which are recorded in accounts receivables and accrued liabilities, respectively, on the unaudited consolidated balance sheets.

(2)
The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these unaudited consolidated financial statements. The fair values of the individual components of such aggregate interests as at March 31, 2020 and December 31, 2019 were not determinable.

12.	Capital Stock and Equity-Based Compensation
The authorized capital stock of the Company at March 31, 2020 was 100.0 million shares of Preferred Stock (December 31, 2019 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2019 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2019 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2019 - $0.01 per share). A share of Class A common stock entitles the holder to one vote per share while a share of Class B common stock entitles the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As of March 31, 2020, the Company had 29.1 million shares of Class A common stock (December 31, 2019 – 29.0 million), 4.6 million shares of Class B common stock (December 31, 2019 – 4.6 million) and no shares of preferred stock (December 31, 2019 – nil) issued and outstanding.
During the three months ended March 31, 2020 and 2019, the Company recorded $0.3 million and $0.4 million, respectively, of expenses related to the restricted stock units and stock options in general and administrative expenses. During the three months ended March 31, 2020, a total of 78.3 thousand restricted stock units (2019 - 53.8 thousand) with a market value of $1.3 million (2019 - $0.5 million) vested and were paid to the grantees by issuing 46.6 thousand shares (2019 - 34.1 thousand shares) of Class A common stock, net of withholding taxes.

13.	Related Party Transactions
Management Fee - Related and Other

a.
The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay's wholly-owned subsidiary, Teekay Shipping Ltd. (or the Manager) and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement). Commencing October 1, 2018, the Company elected to receive vessel management services for its owned and leased vessels (other than certain former TIL vessels, which are technically managed by a third party) from its wholly-owned subsidiaries and no longer contracts these services from the Manager.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

b.	Amounts received and (paid) by the Company for related party transactions for the periods indicated were as follows:

	Three Months Ended
	March 31, 2020	March 31, 2019
	$	$
Vessel operating expenses - technical management fee (i)	(248)	—
Strategic and administrative service fees (ii)	(7,972)	(7,792)
Secondment fees (iii)	(98)	(59)
LNG service revenues (iv)	—	1,129
Technical management fee revenue (v)	169	258
Service revenues (vi)	9	150

(i)
The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's unaudited consolidated statements of income. The Company paid such third party technical management fees to the Manager in relation to certain former TIL vessels.

(ii)
The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s unaudited consolidated statements of income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

(iii)
The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's unaudited consolidated statements of income.

(iv)
In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by TGP, for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by TGP, has a 30% interest. The sub-contract ended in April 2019.

(v)
The Company receives reimbursements from Teekay for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's unaudited consolidated statements of income.

(vi)	The Company recorded service revenues relating to TTOL's administration of certain revenue sharing agreements and provision of certain commercial services to participants in the arrangements.

c.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company’s unaudited consolidated balance sheets in "due from affiliates" or "due to affiliates," as applicable, are without interest or stated terms of repayment. In addition, $7.5 million and $7.9 million were payable as crewing and manning costs as at March 31, 2020 and December 31, 2019, respectively, and such amounts are included in accrued liabilities in the unaudited consolidated balance sheets. These crewing and manning costs will be payable as reimbursement to the Manager once they are paid by the Manager to the vessels' crew.

d.
In October 2018, the Company established a new RSA structure under TTCL and subsequently began transitioning the Company's RSA activities from TTOL to TTCL. Pursuant to a service agreement with the Teekay Aframax RSA prior to the change in structure, from time to time, the Company hired vessels to perform full service lightering services. During the three months ended March 31, 2019, the Company recognized $2.0 million related to vessels that were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's unaudited consolidated statements of income.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

14.	Earnings Per Share
The net income available for common shareholders and earnings per common share are presented in the table below:

	Three Months Ended
	March 31, 2020	March 31, 2019
	$	$
Net income	106,839	12,447

Weighted average number of common shares - basic	33,669,967	33,584,778
Dilutive effect of stock-based awards	276,325	24,762
Weighted average number of common shares - diluted	33,946,292	33,609,540

Earnings per common share:
– Basic	3.17	0.37
– Diluted	3.15	0.37
Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the periods where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the three months ended March 31, 2020, no restricted stock units (March 31, 2019 - 15 thousand) had an anti-dilutive effect on the calculation of diluted earnings per common share. For the three months ended March 31, 2020, options to acquire 0.1 million (March 31, 2019 - 0.6 million) shares of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

15.	Sale of Vessel and Other Assets
The Company's unaudited consolidated statements of income for the three months ended March 31, 2020 includes a net loss on sale of vessel of $2.7 million relating to one Suezmax vessel, which was sold and delivered to its buyer in the first quarter of 2020.
As at March 31, 2020, the Company classified one Suezmax tanker as held for sale. The vessel cost, net of the estimated closing cost, was written down by $0.5 million to its estimated sales price. The estimated fair value is based on external broker valuation.
In February 2020, the Company completed the sales of the two Suezmax vessels, which were held for sale at the end of the fourth quarter of 2019, with an aggregate gain on sales of $0.1 million.
In January 2020, the Company entered into an agreement to sell the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business for $26.0 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale was subsequently closed on April 30, 2020 (see note 18). The sale of the ship-to-ship support services business, which is in the ship-to-ship transfer segment, is classified as held for sale as at March 31, 2020.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

The following table summarizes the one Suezmax tanker and the ship-to-ship transfer assets and liabilities classified as held for sale as at March 31, 2020:

	As at March 31, 2020			As at December 31, 2019
	Tanker Segment $	Ship-to-Ship Transfer Segment $	Total $	Tanker Segment $	Ship-to-Ship Transfer Segment $	Total $

Cash and cash equivalents	—	2,018	2,018	—	1,121	1,121
Restricted cash - current	—	337	337	—	337	337
Accounts receivable	—	4,964	4,964	—	4,129	4,129
Bunker and lube oil inventory	860	—	860	2,017	—	2,017
Prepaid expenses	—	472	472	—	510	510
Vessel and equipment	22,400	7,605	30,005	37,240	7,562	44,802
Intangibles (i)	—	6,508	6,508	—	6,880	6,880
Goodwill (i)	—	5,633	5,633	—	5,633	5,633
Other non-current assets	—	21	21	—	29	29
Total assets held for sale	23,260	27,558	50,818	39,257	26,201	65,458
Current liabilities	—	2,205	2,205	—	2,650	2,650
Other long term liabilities	—	330	330	—	330	330
Total liabilities associated with assets held for sale	—	2,535	2,535	—	2,980	2,980
Net assets to be sold and held for sale	23,260	25,023	48,283	39,257	23,221	62,478

i.	91% of the intangible assets and goodwill relating to support services and 100% of the LNG business intangibles and goodwill have been allocated as held for sale.

16.	Supplemental Cash Flow Information

Total cash, cash equivalents and restricted cash is as follows:

	As at	As at	As at	As at
	March 31, 2020	December 31, 2019	March 31, 2019	December 31, 2018
	$	$	$	$
Cash and cash equivalents	203,325	88,824	75,045	54,917
Restricted cash – current	3,318	3,071	2,087	2,153
Restricted cash – long-term	3,437	3,437	3,437	3,437
Cash and cash equivalents held for sale	2,018	1,121	—	—
Restricted cash held for sale - current	337	337	—	—
	212,435	96,790	80,569	60,507

The Company maintains restricted cash deposits relating to certain FFAs (note 8) and leasing arrangements (note 7).

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	For the three months ended
	March 31, 2020	March 31, 2019
	$	$
Leased assets obtained in exchange for new operating lease liabilities	—	25,656

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, other than share or per share data)

17.	Liquidity
As at March 31, 2020, the Company's term loan had an outstanding balance of $89.8 million and is guaranteed by Teekay and contains certain covenants (see note 6). As part of the Company's assessment of its liquidity, the Company has considered Teekay's ability to comply with the covenants of this term loan for the one-year period following the issuance of the Company's consolidated financial statements. Teekay has informed the Company that it expects it will comply with all required covenants and have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of Teekay's unaudited consolidated financial statements. Consequently, the Company does not expect any negative impact on its liquidity as a result of Teekay's obligations under the term loan.

Based on the Company's liquidity as at the date these unaudited consolidated financial statements were issued, including the liquidity it had recently generated from recent asset sales, and from the expected cash flows from Company's operations over the following year, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least one-year period following the issuance of these unaudited consolidated financial statements.

18.	Subsequent Events

a.
On April 30, 2020, the Company finalized the sale of the non-U.S. portion of its ship-to-ship support services business, as well its LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The Company received $14.3 million in May 2020, which is 50% of the $26 million plus estimated cash and other working capital at closing. The remaining balance is due to the Company on August 31, 2020.

b.
In May 2020, the Company entered into an agreement to sell one Aframax tanker for $14 million, which is expected to be delivered to its buyer at the end of the second quarter or early in the third quarter of 2020.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
March 31, 2020
PART I - FINANCIAL INFORMATION

ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in Item 1 – Financial Statements of this Report on Form 6-K and with our audited consolidated financial statements contained in Item 18 – Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations in Item 5 – Operating and Financial Review and Prospects of our Annual Report on Form 20-F for the year ended December 31, 2019.

OVERVIEW
Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. As an adjacency to these core competencies, we also provide full service lightering (or FSL) and lightering support services in our ship-to-ship (or STS) transfer business. In early 2020, we entered into an agreement to sell the non-US portion of our STS business, and our LNG terminal management business, as described below, which sale closed on April 30, 2020. As at March 31, 2020, our fleet consisted of 62 vessels, including seven in-chartered vessels, two STS support vessels and one 50%-owned Very Large Crude Carrier (or VLCC). The following table summarizes our fleet as at March 31, 2020:

	Owned and Leased Vessels	Chartered-in Vessels	Total

Fixed-rate:
Suezmax Tanker	5	—	5
Total Fixed-Rate Fleet (1)	5	—	5

Spot-rate:
Suezmax Tankers	21	—	21
Aframax Tankers (2)	17	2	19
LR2 Product Tankers (2)(3)	9	2	11
VLCC Tanker (4)	1	—	1
Total Spot Fleet (5)	48	4	52
STS Support Vessels	2	3	5
Total Teekay Tankers Fleet	55	7	62

1.	All time charter-out contracts are scheduled to expire in 2020.

2.
One Aframax tanker is currently time-chartered in for a period of 60 months expiring in 2021, one Aframax tanker is currently time-chartered in for a period of 24 months expiring in 2021 with an option to extend for one year, and two LR2 tankers are currently time-chartered in for periods of 24 months expiring in 2021, each with an option to extend for one year.

3.	Long Range 2 (or LR2) product tankers.

4.	VLCC owned through a 50/50 joint venture. As at March 31, 2020, the VLCC was trading on spot voyage charters in a pooling arrangement managed by a third party.

5.	As at March 31, 2020, a total of 43 of our owned, leased and chartered-in vessels, as well as 18 vessels not in our fleet owned by third parties, were subject to revenue sharing agreements (or RSAs).
ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These items can be found in "Item 5 – Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2019.

SIGNIFICANT DEVELOPMENTS IN 2020

Novel Coronavirus (COVID-19) Pandemic

The novel coronavirus pandemic is dynamic, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.

COVID-19 is anticipated to result in a significant decline in global demand for crude oil. As our business includes the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

In the first quarter of 2020, we did not experience any material business interruptions or negative impact on our cash flows as a result of the COVID-19 pandemic. We are monitoring the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract, and we have introduced a number of measures intended to protect the health and safety of our crews on our vessels, as well as our onshore staff.

Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition. Please read “Item 3. Key Information - Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 for additional information about the potential risks of COVID-19 on our business.

Low Sulfur Fuel Regulation (IMO 2020)

Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used on board ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. We have taken, and continue to take, steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover were prepared and have been successfully implemented. At present, we have not installed any scrubbers on our fleet. We have transitioned to burning compliant low sulfur fuel from January 1, 2020. The initial transition to low sulfur fuel did not have a significant impact on our operating results. The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain; however, the use of compliant low sulfur fuel is anticipated to result in an increase in voyage expenses. We expect that we will be able to recover fuel price increases from the charterers of our vessels through higher rates for voyage charters.

Sale of Non-US Ship-to-Ship Business

In January 2020, we reached an agreement to sell the non-U.S. portion of our STS business, as well as our LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale closed on April 30, 2020.
New Loan Facility
In January 2020, we entered into a new $532.8 million long-term revolving credit facility to refinance 31 vessels which facility is scheduled to mature at the end of 2024. The proceeds from the new debt facility, which were drawn down in February 2020, were used to repay a portion of the $455 million then outstanding under our prior two revolving facilities, which were scheduled to mature between 2021 and 2022, and two term loan facilities, which were scheduled to mature between 2020 and 2021.
Vessel Sales
During the fourth quarter of 2019 and the first and second quarters of 2020, we agreed to sell three Suezmax tankers and one Aframax tanker in separate transactions for a combined sales price of approximately $73.8 million. Two Suezmax tankers were delivered in February 2020, one Suezmax tanker was delivered in March 2020 and the Aframax tanker is expected to be delivered at the end of the second quarter or early in the third quarter of 2020.

Time Chartered-out Vessels

Between March and May 2020, we entered into time charter-out contracts for five Suezmax tankers and one LR2 tanker with one-year terms at average daily rates of $45,600 and $29,000 respectively, and two Aframax tankers with one to two-year terms at an average daily rate of $25,600. All charter-out contracts, except for one Aframax charter, commenced between April and May 2020.

RESULTS OF OPERATIONS
There are a number of factors that should be considered when evaluating our historical financial performance and assessing our future prospects, and we use a variety of financial and operational terms and concepts when analyzing our results of operations. These can be found in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2019.

In accordance with GAAP, we report gross revenues in our unaudited consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the employment of their vessels upon anticipated “time-charter equivalent” (or TCE) rates, which represent net revenues (or revenue less voyage expenses) divided by revenue days, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter-out contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary

Our consolidated income from vessel operations increased to $120.1 million for the three months ended March 31, 2020, compared to $32.1 million in the same period last year. The primary reasons for this increase are as follows:

•
an increase of $83.1 million due to higher overall average realized spot TCE rates earned by our Suezmax, Aframax and LR2 product tankers, as well as a higher extension rate from one time-charter out contract;

•	an increase of $12.0 million due to a lower number of off-hire days related to dry dockings and off-hire bunker expenses compared to the same period in the prior year; and

•
a net increase of $4.1 million due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for the first quarter of 2019, partially offset by a decrease in spot voyage charter days resulting from a higher amount of FSL voyage days;

partially offset by

•
a decrease of $8.7 million due to the sale of one Suezmax tanker in the fourth quarter of 2019 and three Suezmax tankers in the first quarter of 2020 and the write-down of another Suezmax tanker classified as held for sale as of March 31, 2020; and

•	a decrease of $2.5 million primarily due to the amortization of first dry dockings for various former Tanker Investments Limited (or TIL) vessels subsequent to our acquisition of TIL in late 2017.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the tanker segment and the STS transfer segment. Please read “Item 1 - Financial Statements: Note 4 - Segment Reporting.”

Details of the changes to our results of operations for each of our segments for the three months ended March 31, 2020, compared to the three months ended March 31, 2019 are provided below.

Three Months Ended March 31, 2020 versus Three Months Ended March 31, 2019

Tanker Segment
Our tanker segment consists of crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts.

The following table presents the operating results of our tanker segment for the three months ended March 31, 2020 and 2019, and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentage changes)	2020	2019	% Change
Revenues	334,403	227,723	46.8%
Less: Voyage expenses (1)	(122,438)	(105,868)	15.7%
Net revenues	211,965	121,855	73.9%

Vessel operating expenses	(43,663)	(44,347)	(1.5)%
Time-charter hire expenses	(8,319)	(7,970)	4.4%
Depreciation and amortization	(29,150)	(29,026)	0.4%
General and administrative expenses	(8,369)	(8,346)	0.3%
Loss and write-down on sale of vessels	(3,053)	—	100.0%
Income from operations	119,411	32,166	(271.2)%

Equity income	1,940	753	(157.6)%

(1)
Includes $3.2 million and $2.9 million of voyage expenses for the three months ended March 31, 2020 and 2019, respectively, related to lightering support services, which the STS transfer segment provided to the tanker segment for FSL operations.

Tanker Market
The first quarter of 2020 started on a relatively strong note, as positive supply and demand fundamentals existing during the fourth quarter of 2019 continued into the early part of the year. However, crude tanker spot rates gradually softened through the course of January 2020 due to lower demand ahead of Chinese New Year, and weakened further during February 2020 as the COVID-19 outbreak began to impact Asian crude oil imports.
The tanker market improved quickly during March 2020 with the collapse of the OPEC+ supply agreement and subsequent price war waged by Saudi Arabia and Russia. Both countries increased production substantially during March and April 2020, resulting in higher crude oil exports and increased shipping demand. At the same time, global oil demand plummeted as lockdown restrictions were implemented in many parts of the world in order to halt the spread of the COVID-19 virus. This led to a significant mismatch between global oil supply and demand and a historic build in global oil inventories. The rapid build in inventories drove oil prices to multi-year lows and pushed the crude oil futures curve into a steep contango, which encouraged oil traders to charter ships for floating storage. The increasing number of tankers being utilized for storage led to a tightening of available fleet supply which, in combination with healthy cargo supply, resulted in increased tanker fleet utilization. As a result, mid-size tanker spot rates during the first quarter of 2020 were the highest since 2008.
Crude tanker spot rates have remained firm at the beginning of the second quarter of 2020. However, the outlook for spot rates has become more uncertain. In the near-term, global oil supply is expected to decline substantially, which should result in fewer spot cargoes. The OPEC+ group of producers have announced record supply cuts of 9.7 million barrels per day (mb/d) starting in May 2020, with Saudi Arabia subsequently pledging to cut supply by a further 1 mb/d in June 2020, while production in several non-OPEC countries is also starting to decline in response to lower oil prices. However, these supply cuts may be insufficient to offset the expected drop in oil demand in the near-term, potentially resulting in a further build in global oil inventories and more floating storage demand. The strength of the crude spot tanker market is likely to be determined by the relative balance between a decline in spot cargoes, and any rise in floating storage demand, and we anticipate that the spot tanker market will remain volatile in the near-term.
Looking further ahead, global oil demand is expected to begin recovering as lockdown restrictions start to be lifted across the globe from May 2020 onwards. However, the pace and strength of this recovery is highly uncertain. OPEC+ supply cuts are expected to remain in place throughout 2020 into 2021, although OPEC+ has indicated that the cuts may reduce over time. As global oil supply and demand adjust, we may see a period of oil inventory destocking emerge, which may dampen tanker demand in the medium-term. The redelivery of vessels from floating storage into the spot trading fleet may also negatively impact crude tanker spot rates later in 2020 and into 2021.
Against the uncertainty around tanker demand, the tanker supply fundamentals offer a clear, positive counterbalance, with a much lower tanker orderbook than in previous cycles. The tanker orderbook, when measured as a percentage of the existing fleet, is currently at a 23-year low of around 8%. This compares to an orderbook of around 20% at the peak of the last market cycle in 2015 and just under 50% in 2008. New vessel ordering remains low due to financing constraints and uncertainty over what type of fuel and propulsion system to choose given new technology developments and future environmental legislation, such as IMO 2030. Finally, the global tanker fleet is aging, with 370 mid-size tankers, or 19% of the fleet, currently 15 years of age or older, and thus likely to face scrapping in the coming years. Taking all of these factors into account, net tanker fleet growth is expected to be very low for at least the next two years.
In summary, the extraordinary upheaval in global oil markets at the start of 2020 has driven crude tanker spot rates to the highest level in more than 10 years. In the near-term, we anticipate that rates will remain volatile due to a continued mismatch between oil supply and demand and an ongoing need for floating storage. The medium-term outlook is far less certain, and a period of lower oil supply coupled with inventory destocking may weigh on tanker demand. However, very low tanker fleet growth due to a small orderbook and high scrapping may lead to a faster rebalancing than in previous market cycles.

Fleet and TCE Rates
As at March 31, 2020, we owned 52 double-hulled oil and product tankers and time chartered-in two Aframax and two LR2 tankers. We also owned a 50% interest in one VLCC, the results of which are included in equity income.

The following table highlights the operating performance of our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, measured in net voyage revenue per revenue day, or TCE rates, before off-hire bunker expenses:

	Tanker Segment
	Three Months Ended March 31, 2020
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$157,720	($56,350)	$238	$101,608	2,071	$49,067
Voyage-charter contracts - Aframax (4)(5)	$98,540	($38,980)	($215)	$59,345	1,723	$34,438
Voyage-charter contracts - LR2 (5)	$55,924	($23,040)	($2)	$32,882	953	$34,494
Time-charter out contracts - Suezmax	$15,567	($271)	$3	$15,299	453	$33,752
Total	$327,751	($118,641)	$24	$209,134	5,200	$40,214

(1)
Excludes $1.8 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, a $1.1 million reduction of taxes recoverable from one of our customers, and $0.5 million of bunker commissions earned.

(2)	Includes $3.2 million of inter-segment voyage expenses related to lightering support services provided by the STS transfer segment.

(3)	Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.

(4)
Includes $36.7 million of revenues and $16.9 million of voyage expenses related to the FSL business, which includes $3.2 million of inter-segment voyage expenses referenced in note (2) above related to the FSL business by the STS transfer segment.

(5)	Excludes $5.3 million of revenues and $3.8 million of voyage expenses related to risk-sharing agreements that were entered during the first quarter of 2019 for two time charter-in contracts.

	Tanker Segment
	Three Months Ended March 31, 2019
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$102,008	($47,261)	$2,163	$56,910	2,415	$23,568
Voyage-charter contracts - Aframax (4)(5)	$82,771	($39,660)	$344	$43,455	1,752	$24,797
Voyage-charter contracts - LR2	$34,039	($17,288)	$107	$16,858	815	$20,694
Time-charter out contracts - Suezmax	$1,573	($92)	$74	$1,555	90	$17,281
Time-charter out contracts - Aframax	$1,838	($10)	$1	$1,829	75	$24,276
Total	$222,229	($104,311)	$2,689	$120,607	5,147	$23,432

(1)	Excludes $1.6 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs and $0.6 million of bunker commissions earned.

(2)	Includes $2.9 million of inter-segment voyage expenses related to lightering support services provided by the STS transfer segment.

(3)	Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.

(4)
Includes $17.9 million of revenues and $11.4 million of voyage expenses related to the FSL business, which includes $2.9 million of inter-segment voyage expenses referenced in note (2) above related to the FSL business by the STS transfer segment.

(5)	Excludes $3.3 million of revenues and $1.6 million of voyage expenses related to the risk-sharing agreements that were entered during the first quarter of 2019 for two time charter-in contracts.
Net Revenues. Net revenues were $212.0 million for the three months ended March 31, 2020, compared to $121.9 million for the same period in the prior year.

The increase for the three months ended March 31, 2020 compared to the same period in 2019 was primarily the result of:

•
an increase of $83.1 million for the three months ended March 31, 2020 due to higher overall average realized spot rates by our Suezmax, Aframax and LR2 product tankers, as well as a higher extension rate from one time-charter out contract;

•
an increase of $12.0 million for the three months ended March 31, 2020 due to a lower number of off-hire days related to dry dockings and off-hire bunker expenses compared to the same period in the prior year;

•
a net increase of $4.1 million for the three months ended March 31, 2020, primarily due to a higher number of vessels on time-charter out contracts earning higher rates compared to the spot rates for the three months ended March 31, 2019, partially offset by a decrease in spot voyage charter days resulting from a higher amount of FSL voyage days; and

•	an increase of $2.0 million for the three months ended March 31, 2020 due to one extra calendar day compared to the same period in the prior year;

partially offset by

•
a net decrease of $10.5 million for the three months ended March 31, 2020, primarily due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020 and the redeliveries of two Aframax in-chartered tankers to their owners in the first quarter of 2020, partially offset by the addition of one Aframax and two LR2 in-chartered tankers that were delivered to us at various times during 2019; and

•	a decrease of $1.1 million for the three months ended March 31, 2020 due to a reduction of taxes recoverable from one of our customers offset by a corresponding decrease in tax expense.

Vessel Operating Expenses. Vessel operating expenses were $43.7 million for the three months ended March 31, 2020, compared to $44.3 million for the same period in the prior year. The decrease in vessel operating expenses was primarily due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020, partially offset by the timing of repairs and planned maintenance activities.
Time-charter Hire Expenses. Time-charter hire expenses were $8.3 million for the three months ended March 31, 2020, compared to $8.0 million for the same period in the prior year. The increase was primarily due to the addition of one in-chartered tanker that was delivered to us in the third quarter of 2019, partially offset by the redeliveries of two in-chartered tankers to their owners in early 2020.
Depreciation and Amortization. Depreciation and amortization expense was $29.2 million for the three months ended March 31, 2020, compared to $29.0 million for the same period in the prior year. The increase was primarily due to depreciation related to capitalized dry-docking expenditures relating to our TIL vessels finishing their drydockings since the TIL purchase in late 2017.
Loss and Write-Down on Sale of Vessel. The loss and write-down on the sale of vessels of $3.1 million for the three months ended March 31, 2020 compared to $nil for the same period in the prior year is primarily due to:

•	the sale of one Suezmax tanker in the first quarter of 2020, which resulted in a loss of $2.7 million; and

•	the write-down of one Suezmax tanker by $0.5 million to its estimated sales price.
Equity Income. Equity income increased to $1.9 million in the three months ended March 31, 2020, compared to $0.8 million for the same period in the prior year, primarily due to higher spot rates realized by our 50% interest in the VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services (including those services provided to our tanker segment as part of FSL operations) and, prior to April 30, 2020, our consultancy, procurement, LNG terminal management and other related services. On April 30, 2020, we sold the non-U.S. portion of our STS business, as well as our LNG terminal management business, which we had agreed to sell in the first quarter of 2020.

The following table presents the operating results for our STS transfer segment for the three months ended March 31, 2020 and 2019:

	Three Months Ended March 31,
(in thousands of U.S. Dollars, except percentage changes)	2020	2019	% Change
Revenues (1)	10,694	13,307	(19.6)%
Vessel operating expenses	(6,986)	(10,240)	(31.8)%
Time-charter hire expenses	(1,560)	(1,478)	5.5%
Depreciation and amortization	(482)	(839)	(42.6)%
General and administrative expenses	(917)	(819)	12.0%
Loss on sale of vessel	(34)	—	—%
Income (loss) from operations	715	(69)	1,136.2%

(1)
Includes $3.2 million and $2.9 million of revenues for the three months ended March 31, 2020 and March 31, 2019, respectively, related to lightering support services, which the STS transfer segment provided to the tanker segment for FSL operations.

Revenues. Revenues were $10.7 million for the three months ended March 31, 2020, compared to $13.3 million for the same period in the prior year. The decrease in the three months ended March 31, 2020 was primarily due to the completion of an LNG terminal management project and an LNG STS contract in 2019.

Vessel Operating Expenses. Vessel operating expenses were $7.0 million for the three months ended March 31, 2020, compared to $10.2 million for the same period in the prior year. The decrease in the three months ended March 31, 2020 was primarily due to the completion of an LNG terminal management project and an LNG STS contract in 2019.

Depreciation and Amortization, Depreciation and amortization expense was $0.5 million for the three months ended March 31, 2020, compared to $0.8 million for the same period in the prior year. The decrease was primarily due to no depreciation being taken on the held for sale assets and lower amortization of customer contract intangible assets.

Other Operating Results

The following table compares our other operating results for the three months ended March 31, 2020 and 2019:

	Three Months Ended
	March 31, 2020	March 31, 2019
(in thousands of U.S. Dollars)	$	$
Interest expense	(15,135)	(16,942)
Interest income	256	365
Realized and unrealized loss on derivative instruments	(827)	(847)
Income tax expense	(664)	(2,614)
Other income (expense)	1,143	(365)
Interest Expense. Interest expense was $15.1 million for the three months ended March 31, 2020, compared to $16.9 million for the same period in the prior year. The decrease is primarily due to the debt refinancing completed in the three months ended March 31, 2020, which resulted in a lower principal balance and interest rates in comparison to those under the refinanced credit facilities.
Income Tax Expenses. Freight tax and other tax expenses were $0.7 million for the three months ended March 31, 2020, compared to $2.6 million for the same period in the prior year. The decrease is mainly due to (a) lower income tax expense accrued as a result of having all vessels subjected to the RSA structure, which allows for exemptions in some jurisdictions and (b) a $1.1 million reduction of taxes recoverable from one of our customers, which is offset in revenues for the three months ended March 31, 2020.
Other Income (Expenses). Other income was $1.1 million and for the three months ended March 31, 2020, compared to $(0.4) million for the same period in the prior year. This decrease was primarily due to the change in unrealized foreign exchange gain (loss) relating to our income tax accrual.

Liquidity and Capital Resources
Liquidity and Cash Needs
As at March 31, 2020, we had a working capital surplus of $250.3 million, compared to a working capital surplus of $141.5 million as at December 31, 2019.
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities and capital raised through financing transactions. As at March 31, 2020, our total consolidated cash and cash equivalents was $203.3 million, compared to $88.8 million at December 31, 2019. Our cash balance as at March 31, 2020 increased primarily as a result of net operating cash flow and net proceeds received from the sale of three Suezmax vessels.

Our total consolidated liquidity, including cash, cash equivalents, cash held for sale and undrawn credit facilities, was $368.1 million as at March 31, 2020, compared to $150.3 million as at December 31, 2019. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn short-term and long-term borrowings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

Our term loan, with an outstanding balance of $89.8 million as at March 31, 2020 (December 31, 2019 - $145.0 million), is guaranteed by Teekay Corporation (or Teekay) and contain certain covenants. Please read "Item 1 - Financial Statements: Note 6 - Long-term Debt" in the notes to our unaudited consolidated financial statements. As part of our assessment of our liquidity, we have considered Teekay’s ability to comply with the covenants of these term loans for the one-year period following the issuance of our unaudited consolidated financial statements. Teekay has informed us that it expects it will comply with all required covenants, and it has sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of Teekay’s unaudited consolidated financial statements. Consequently, we do not expect any negative impact on our liquidity as a result of Teekay’s obligations under the term loan.
In January 2020, we entered into a $532.8 million long-term revolving credit facility (or the 2020 Revolver), which is scheduled to mature in December 2024, and which had an outstanding balance of $395.0 million as at March 31, 2020. We used proceeds from the 2020 Revolver to repay a portion of the $455.3 million then outstanding under our prior two revolving facilities, which were scheduled to mature between 2021 and 2022, and two term loans facilities, which were scheduled to mature between 2020 and 2021.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.
Our long-term capital needs primarily include capital expenditures and repayment of our loan facilities and obligations related to finance leases. Generally, we expect that our long-term sources of funds will be cash from operations, cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and capital expenditures, including opportunities we may pursue to purchase additional vessels.

Our operating lease commitments and obligations related to finance leases are described "Item 1 - Financial Statements: Note 7 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility and term loan are described in "Item 1 - Financial Statements: Note 6 - Long-term Debt" and our working capital loan is described in "Item 1 - Financial Statements: Note 5 - Short-term Debt of this Report". Our obligations related to finance leases require us to maintain minimum levels of cash and aggregate liquidity. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of the RSA participants. Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In addition, an event of default of our term loan will occur if any financial indebtedness of Teekay in excess of the covenant requirement is not paid when due. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facility, term loan and obligations related to finance leases require us to maintain financial covenants, which are described in further detail in Note 6 and 7 of our unaudited interim consolidated financial statements. If we do not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As of the date these unaudited consolidated financial statements were issued, we were in compliance with all covenants under our revolving credit facility, term loan, working capital loan and obligations related to finance leases. Teekay also advised us that, as of the date the unaudited consolidated financial statements were issued, it was in compliance with all covenants under its credit facilities and the term loan to which we are party.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Three Months Ended March 31,
	2020	2019
(in thousands of U.S. Dollars)	$	$
Net cash flow provided by operating activities	138,685	46,221
Net cash flow used for financing activities	(85,113)	(25,503)
Net cash flow provided by (used for) investing activities	62,073	(656)

Operating Cash Flows
Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, and vessel dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.
Net cash flow provided by operating activities increased by $92.5 million for the three months ended March 31, 2020 compared to the same period in 2019. This increase was primarily due to:

•
a net increase of $90.8 million in cash inflows primarily due to higher operating earnings resulting from higher average realized spot tanker rates, lower number of off-hire days, partially offset by the sale of four Suezmax tankers between December 2019 and March 2020; and

•	a decrease of $9.3 million in operating cash outflows in the first quarter of 2020 relating to lower expenditures for dry-docking activities;

partially offset by

•	a net decrease of $7.6 million in cash inflows due to changes in working capital.

Financing Cash Flows
Net cash flow used for financing activities increased by $59.6 million for the three months ended March 31, 2020 compared to the same period in 2019. The increase was primarily due to:

•
a net increase of $39.6 million in cash outflows due to an increase in repayments and prepayments on our revolving credit facilities and term loans in relation to our refinancing during the three months ended March 31, 2020; and

•	a net increase of $20.0 million in cash inflows due to a decrease in net drawdowns under our working capital loan facility.

Investing Cash Flows
Net cash flow provided by investing activities increased by $62.7 million for the three months ended March 31, 2020 compared to the same period in 2019. The increase was primarily due to:

•	an increase of $60.9 million in cash inflows due to the proceeds received from the sale of three Suezmax tankers during the three months ended March 31, 2020; and

•	an increase of $2.0 million in cash inflows due to loan repayments from our joint venture.

Contractual Obligations and Contingencies
The following table summarizes our long-term contractual obligations as at March 31, 2020:

							Beyond
(in millions of U.S. Dollars)	Total	2020	2021	2022	2023	2024	2025
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	265.5	9.3	57.4	80.4	65.3	53.1	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	219.3	—	71.1	—	—	148.2	—
Scheduled repayments of obligations related to finance leases (2)	408.7	19.3	27.3	29.5	31.9	34.6	266.1
Chartered-in vessels (operating leases) (3)	33.1	26.6	6.5	—	—	—	—
Total	926.6	55.2	162.3	109.9	97.2	235.9	266.1

(1)
Excludes expected interest payments of $14.3 million (remainder of 2020), $16.4 million (2021), $12.3 million (2022), $9.4 million (2023), and $4.0 million (2024). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.50% to 3.50% at March 31, 2020. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)	Excludes imputed interest payments of $23.1 million (remainder of 2020), $28.9 million (2021), $26.7 million (2022), $24.3 million (2023), $21.8 million (2024) and $54.3 million (thereafter).

(3)
Excludes payments required if we execute options to extend the terms of in-chartered leases signed as of March 31, 2020. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $27.3 million (remainder of 2020), $25.5 million (2021), and $4.8 million (2022).

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties are discussed in Item 5 – Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2019. There have been no significant changes to these estimates and assumptions in the three months ended March 31, 2020.

FORWARD-LOOKING STATEMENTS
This Report on Form 6-K for the three months ended March 31, 2020 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•	crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets and the volatility of such markets;

•	forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries and vessel scrapping;

•	estimated growth in global oil demand and supply;

•	our expectation of being able to pass along the higher cost of low sulphur fuel to our customers;

•	future tanker rates, OPEC+ oil production or oil supply cuts and floating storage demand;

•	our expectations regarding the effects of the COVID-19 pandemic on our industry and business, including our liquidity;

•
our liquidity needs for the upcoming 12 months, including anticipated funds and sources of financing for liquidity and capital expenditure needs, the sufficiency of cash flows, and our and Teekay's expected compliance with covenants in our financing agreements;

•	our expectations regarding and accounting estimates and the level of expected changes in our provisions for uncertain tax positions relating to freight taxes in the next 12 months;

•	our and Teekay's compliance with, and the effect on our and Teekay's business and operating results on, covenants under our term loan and credit facilities; and

•	expected interest payments on our contractual obligations and the impact on our payment obligations if we exercise options to extend in-chartered leases.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements, which involve risks and uncertainties. Important factors that could cause actual results to differ materially include, but are not limited to: spot tanker market rate fluctuations; changes in vessel values; changes in price, the production of or demand for oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or lower than expected levels of tanker scrapping; OPEC+ production and supply levels; oil contango levels; the duration and extent of the coronavirus outbreak and any resulting effects on the markets in which we operate; the impact of the coronavirus outbreak on our ability to maintain safe and efficient operations; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of charter contracts and our potential inability to renew or replace charter contracts; competitive factors in the markets in which we operate; loss of any customer, time-charter or vessel; our potential inability to meet our liquidity needs; our future capital expenditure requirements; changes in interest rates and the capital markets; future issuances of our common stock; changes in our costs, such as the cost of crews, dry-docking expenses and associated off-hire days; dry-docking delays; geopolitical tensions; our exposure to foreign currency exchange rate fluctuations; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2019. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
March 31, 2020
PART II – OTHER INFORMATION
Item 1 – Legal Proceedings
None.
Item 1A – Risk Factors
In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019, which could materially affect our business, financial condition or results of operations and the price and value of our securities.
Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds
None.
Item 3 – Defaults Upon Senior Securities
None.
Item 4 – Mine Safety Disclosures
N/A.
Item 5 – Other Information
N/A.
Item 6 – Exhibits
N/A.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.
REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-148055) FILED WITH THE SEC ON DECEMBER 13, 2007.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-194404) FILED WITH THE SEC ON MARCH 7, 2014.

REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-223824) FILED WITH THE SEC ON MARCH 21, 2018.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date:	June 2, 2020	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)